

November 3, 2010

Christopher M. Day
President and Chief Executive Officer
RVPLUS, Inc.
4278 S. Chegwidden Lane
Taylorsville, UT 84123

> **Re:** **RVPLUS Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 26, 2010**
> **File No. 333-168768**

Dear Mr. Day:

We have reviewed your responses to the comments in our letter dated October 8, 2010 and have the following additional comments.

Item 11. Information about the Registrant, page 11

Description of Business, page 11

1. We note your response to our prior comment 2 and reissue in part. Please either revise significantly to discuss your detailed plan to become operational and through to revenue generation, or discuss the absence of such a detailed plan here and include a risk factor to discuss the lack of a detailed plan.

2. Please clarify in this section that you do not currently carry any inventory for your products or products of other manufacturers or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3324 with any questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP
(732) 577-1188